SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

ACCREDITED HOME LENDERS HOLDING CO.

(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.

a wholly-owned subsidiary of

LSF5 ACCREDITED INVESTMENTS, LLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

Marc L. Lipshy

LSF5 Accredited Merger Co., Inc.

717 North Harwood Street, Suite 2200

Dallas, TX 75201

(214) 754-8430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mitchell S. Eitel, Esq.

John J. O’Brien, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$379,344,495.20	$11,645.88

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 22,122,152 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co. (the “Company”) at a price of $15.10 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of May 31, 2007.

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,645.88	Filing Party:	LSF5 Accredited Merger Co., Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on June 19, 2007 (the “Schedule TO”) with the Securities and Exchange Commission by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC, a Delaware limited liability company, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), at a price of $15.10 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal and instructions thereto, both filed as exhibits to the Schedule TO.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference, except that it shall be amended and supplemented by the addition of the following paragraphs at the end of the “Litigation” section therein:

On June 27, 2007, Gersh Korsinski voluntarily dismissed, without prejudice, his complaint against the Company and certain of its directors, filed in the Superior Court of the State of California, County of San Diego.

On June 29, 2007, plaintiff Jean Wan filed with the court an amended class action complaint. In addition to the allegations of an insufficient auction process and requests for relief made in the initial complaint, the amended complaint alleges that the named directors of the Company are interested parties as a result of the rollover share provision in the merger agreement and names Lone Star Fund V LP as an additional defendant, Lone Star Fund V LP is not the name of Lone Star Fund and is not an entity known to Lone Star.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF5 ACCREDITED MERGER CO., INC.

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy Title: Vice President and Secretary

Dated: July 3, 2007